BCP Crystal Acquisition GmbH & Co. KG

      February 2, 2004

Dear Celanese Shareholder,

Enclosed please find the offer document relating to our voluntary public takeover offer to acquire all outstanding registered ordinary shares of Celanese AG (“Celanese shares”). You should read the enclosed offer document (and the enclosed letter of transmittal) in its entirety because it contains important information regarding this offer.

Who we are

We are a limited partnership organized under the laws of the Federal Republic of Germany and are controlled by a group of investment funds advised by The Blackstone Group, a leading global investment firm.

The offer

      We are offering to acquire all outstanding Celanese shares for

EUR 32.50 per share in cash.

This represents a premium of approximately 13% over the average closing price for Celanese shares on the Frankfurt Stock Exchange for the three months prior to the announcement of our decision to make this offer, and a premium of 42% over such average closing price for the twelve months prior to such announcement.

Shareholders of Celanese AG who tender Celanese shares that are held in book-entry form within The Depository Trust Company booking system and shareholders who hold their Celanese shares in certificated form in the North American registry and who do not elect on the letter of transmittal to receive the offer price in Euros will receive the offer price in U.S. dollars converted at an exchange rate described in the offer document. See Section V.2 “The Offer -Offer Price” in the offer document.

Celanese AG’s management is supportive of this offer

Celanese AG has confirmed that Celanese AG’s management board (Vorstand) would publicly support this offer if the offer document as published meets the terms and conditions previously proposed by us to Celanese AG. We believe the enclosed offer document meets these terms and conditions. The supervisory board (Aufsichtsrat) of Celanese AG has not yet taken any position on this offer.

In accordance with German takeover law, the management board and the supervisory board of Celanese AG will each express their reasoned opinions to shareholders once they have received and examined the offer document.

How to accept this offer

The enclosed offer document contains detailed instructions about how to tender your Celanese shares. If you have questions about how to tender your Celanese shares, or other questions about this offer, you can call the information hotline we have established for this offer at 00-800-7710-9970 (toll-free in Germany), 00-800-7710-9971 (toll-free in the EU), 1-877-750-5836 (toll-free in the U.S. and Canada) or 1-646-822-7403 (all others, call collect).

Sincerely,

BCP Crystal Acquisition GmbH & Co. KG

The Management

BCP Crystal Acquisition GmbH & Co. KG, Stuttgart, Commercial Register of the Local Court (Amtsgericht) Stuttgart, Registration No. HRB 13860

General Partner: BCP Management GmbH, Stuttgart, Commercial Register of the Local Court (Amtsgericht) Stuttgart, Registration No. HRB 24111
Managing Directors: Chinh Edward Chu, Cornelius Geber